The St. Joe Company

133 South WaterSound Parkway

WaterSound, Florida 32413

July 15, 2015

VIA EDGAR SUBMISSION

Mr. Kevin Woody

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	The St. Joe Company (the “Company”)
Form 10-K
Filed February 27, 2015
Form 10-Q
Filed May 8, 2015
File No. 001-10466

Dear Mr. Woody:

We are in receipt of your comment letter dated July 2, 2015, regarding the Company’s Form 10-K for the year ended December 31, 2014 filed on February 27, 2015 and Form 10-Q for the quarter ended March 31, 2015 filed on May 8, 2015. The comment letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with Mr. Paul Cline, we are requesting an additional ten (10) business days to respond due to time constraints associated with the intervening holiday and associated vacations by key finance and legal personnel. As a result, we intend to respond to your letter no later than July 30, 2015. Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

/s/ Kenneth M. Borick

Kenneth M. Borick

Senior Vice President, General Counsel and Corporate Secretary